BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

September 30, 2008	DENVER OFFICE 1899 WYNKOOP STREET DENVER, CO 80202 TELEPHONE: (303) 592-3100 FACSIMILE: (303) 592-3140

CHICAGO OFFICE

VIA EDGAR United States Securities and Exchange Commission Washington, D.C. 20549 Attention: H. Christopher Owings Assistant Director	COURTHOUSE PLACE 54 WEST HUBBARD STREET CHICAGO, IL 60610 TELEPHONE: (312) 494-4400 FACSIMILE: (312) 494-4440

     Division of Corporate Finance

Re:	The Parent Company
Registration Statement on Form S-3/A
File No. 333-153160

Dear Mr. Owings:

The Parent Company is filing Amendment No. 1 to its Registration Statement on Form S-3, File No. 333-153160 today. This letter responds to your letter dated September 19, 2008 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing. The issuer’s responses to the Staff’s comments follow the numbered comments contained in the Staff’s September 19, 2008 letter, which we have reproduced below. We use certain capitalized terms as defined in the Registration Statement.

Selling Shareholders, page 3

1. Please revise this discussion to provide the terms of the warrants and provide additional context surrounding the circumstances in which they were issued. For example, please disclose the exercise prices of the warrants. As another example, rather than stating that you borrowed “certain sums” from Laminar Capital, please briefly disclose the amounts borrowed and the terms associated with the repayment of those amounts.

We have revised the Registration Statement to provide the terms and additional context requested.

2. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the Laminar and Textor warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the issuance of the warrants).

On July 10, 2008, the date of issuance, the total dollar value of the securities underlying the Laminar and Textor warrants that are being registered for resale was $5,346,464.72, based on the number of underlying securities and the average of the high and the low sales prices of the issuer’s common stock on the Nasdaq Global Market on July 9, 2008, the day prior to the closing of the transaction ($1.635 per share). The issuer believes that July 9 is the appropriate day to measure market value because the transaction was closed early in the day on July 10, before the close of trading. We have revised the Registration Statement to include this information.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

September 30, 2008

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling shareholders and any of their affiliates in the first year following the issuance of warrants.

The following table sets forth the amount of payments, other than principal repayments, that could be required to be paid to Laminar Direct Capital, L.L.C. and Mr. Textor under the terms of the warrant transaction, in accordance with the Investment Agreement and other agreements described in the Registration Statement.

Annual Interest Payments:	$1,575,000 (assumes a total of $10 million is borrowed under the Investment Agreement) or $3,937,500 (assumes a total of $25 million is borrowed under the Investment Agreement). These amounts would be paid to Laminar.

Common Stock:	The issuer does not believe it is possible to ascribe a dollar amount to the 2,970,009 shares to be issued upon exercise of the Laminar Warrant or the 300,000 shares to be issued upon exercise of the Textor Warrants, because the Warrants are out-of-the-money based upon market prices for the Common Stock at issuance as well as market prices on September 29, 2008.

Of the amounts set forth above, interest payments in an aggregate amount of $236,250 have been paid.

Under the terms of the Registration Rights Agreement entered into in connection with the warrant transaction, if certain deadlines are not met in connection with the filing and effectiveness of the Registration Statement, the issuer is liable for liquidated damages in the amount of 2.0% per month of the product of: 1) the number of shares of common stock underlying the warrants, multiplied by 2) the exercise price of the warrants (or approximately $107,000 per month). The total potential amount of such liquidated damages cannot be determined at this time.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

September 30, 2008

No finders or placement agents were involved in the warrant transaction.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit Laminar could realize as a result of the exercise price discount for the securities underlying the warrants. If the market price per share of the securities underlying the warrants on the date of the issuance does not differ greatly from the exercise price per share of the underlying securities, please state this. If the market price per share of the securities underlying the warrants as of a current date does exceed the exercise price per share of the underlying securities, please state this.

The exercise price of the Warrants ($1.6453 per share) was equal to the trailing 10-day volume weighted average price of the Common Stock as of July 9, 2008 on the Nasdaq Global Market. In addition, the exercise price of the Warrants exceeded the average of the high and the low sales prices of the Common Stock on the Nasdaq Global Market on July 9, 2008 ($1.635 per share), the day prior to the closing of the transaction. Accordingly, the issuer believes that no exercise price discount existed at the time the transaction was closed. We have revised the Registration Statement to include this information.

The issuer believes that the market price per share of the securities underlying the Warrants on the date of the issuance did not differ greatly from the exercise price per share of the underlying securities, based on the information noted above. In addition, the market price per share of the securities underlying the warrants as of September 29, 2008 (based on the average of the high and low sales prices on such date of $1.035) does not exceed the exercise price per share of the underlying securities.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any exercise of conversion discounts for securities underlying the Textor warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion/exercise price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

September 30, 2008

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion/exercise price of the total number of shares underlying that other security calculated by using the conversion/exercise price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The exercise price of the Textor Warrants was equal to (i) the trailing 10-day volume weighted average price of the Common Stock as of July 9, 2008 on the Nasdaq Global Market, in the case of the first warrant to purchase 150,000 shares of Common Stock, and (ii) 150% of the trailing 10-day volume weighted average price of the Common Stock as of July 9, 2008 on the Nasdaq Global Market, in the case of the second warrant to purchase 150,000 shares of Common Stock. In addition, the exercise price of the Textor Warrants exceeded the average of the high and the low sales prices of the issuer’s common stock on the Nasdaq Global Market on July 9, 2008, the day prior to the closing of the transaction ($1.635 per share). Accordingly, the issuer believes that no exercise price discount existed at the time the transaction was closed.

In addition to the Warrants issued in the transaction, Mr. Textor holds a warrant to acquire 2,538 shares of the issuer’s common stock at an exercise price of $7.88 per share. This warrant was acquired by Mr. Textor from an unrelated third party on January 18, 2008 and was not part of the warrant transaction closed on July 10, 2008. This warrant was originally issued to the third party on May 24, 2007, and the exercise price of the warrant was equal to the market value of the Common Stock on the transaction date. Based on the market price of the issuer’s common stock (currently, as of January 18, 2008 and as of May 24, 2007), the issuer does not believe that any conversion discount is applicable with respect to this warrant. Mr. Textor does not hold any other warrants, options, notes, or other securities issued by the issuer, other than shares of common stock.

With respect to the Warrants Mr. Textor received in the transaction, we have provided the following tabular information for clarity:

• market price per share of the underlying securities on the date of the sale of that other security;	$1.635

• the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:	$1.6453 (150,000 warrants) $2.46795 (150,000 warrants)

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

September 30, 2008

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and	Fixed conversion price

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion/exercise price per share as of that date;

• the total possible shares to be received under the particular securities (assuming complete conversion/exercise);	300,000

• the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;	$490,500

• the total possible shares to be received and the combined conversion/exercise price of the total number of shares underlying that other security calculated by using the conversion/exercise price on the date of the sale of that other security and the total possible number of underlying shares; and	$616,987.50

•        the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Not applicable

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the warrant transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any exercise price discounts regarding the securities underlying the warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to “Comment Four” and “Comment Five.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

September 30, 2008

Below is the tabular information requested:

• the gross proceeds paid or payable to the issuer in the warrant transaction;	$5,503,543.31 upon exercise in full of the Warrants. Excludes $10 million of proceeds received upon issuance of the notes issued in the warrant transaction, and an additional $15 million of proceeds of notes that may be received.

• all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;	$11,458,125 (represents interest payments, assuming that $10 million is borrowed from Laminar during the issuer’s current fiscal year and that $25 million is borrowed from Laminar during the issuer’s next fiscal year and through maturity on December 27, 2010).

• the resulting net proceeds to the issuer; and	$0 (interest payments exceed the exercise price of the Warrants)

•        the combined total possible profit to be realized as a result of any exercise price discounts regarding the securities underlying the warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to “Comment Four” and “Comment Five.”

Not applicable, as the Warrants did not have exercise discounts

We have revised the Registration Statement to note that the interest payments to be paid to Laminar under the notes, under the assumptions set forth in response to question 3, are sufficient to permit Laminar to pay the full exercise price of the Laminar Warrants.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to “Comment Three” and the total possible discount to the market price of the shares underlying the warrants as disclosed in response to “Comment Four” divided by the net proceeds to the issuer from the sale of the , warrants, as well as the amount of that resulting percentage averaged over the term of the warrants.

The interest payments due under the notes issued to Laminar, under the assumption that the maximum amount is borrowed under the terms of the Investment Agreement, represent approximately 234% of the $4,886,555.81 in potential proceeds from the full exercise of the Laminar Warrants and approximately 208% of the potential proceeds from the full exercise of all of the Warrants.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

September 30, 2008

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that, were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

As per our discussion with Catherine Brown of the Staff on September 24, 2008, we have excluded from our response to this question transactions that were compensatory in nature. We have attached the tabular information requested as annex I.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding prior to the warrants transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

September 30, 2008

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Below is the tabular information requested:

• the number of shares outstanding prior to the warrants transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;	5,620,291

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;	10,348,053

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;	10,348,053

• the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and	0

• the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.	10,568,164

9. Please provide us, with a view toward disclosure in the prospectus, whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrant transaction and the filing of the registration statement (e.g., before or after the announcement of the warrant transaction, before the filing or after the filing of the registration statement, etc.).

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

September 30, 2008

The issuer has been advised that none of the selling shareholders have an existing short position in the Common Stock. We have revised the Registration Statement to include this information.

10. Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the warrants; and

We have revised the Registration Statement to clarify that during the past three years (i) Mr. Wagner has served as the Chief Executive Officer of the issuer since October 12, 2007 (and, prior to October 12, 2007, of eToys Direct, Inc.), (ii) Mr. Textor has served as Vice Chairman of the Board of Directors of the issuer since September 17, 2008, served as Chairman of the Board of Directors of the issuer from October 12, 2007 until September 17, 2008 (and, prior to October 12, 2007, as Chairman of the Board of Directors of BabyUniverse Inc.) and served as Chief Executive Officer of BabyUniverse, Inc. from April 2005 until October 12, 2007, and (iii) Laminar and its affiliates own a majority of the common stock of the issuer, have provided the loans and guarantees to the issuer referred to in the Registration Statement and the issuer’s filings incorporated into the Registration Statement, and owned a majority of the stock of eToys Direct, Inc. and provided certain loans to eToys Direct, Inc. prior to October 12, 2007, the date of the merger.

The issuer believes that these constitute the position, office and material relationships which the selling shareholders have had with the issuer and its predecessors and affiliates during the past three years, as contemplated by Item 507 of Regulation S-K. In addition, as noted in response to comment 1, we have revised the Registration Statement to include additional information with respect to the warrant transaction.

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We have expanded the exhibits to the Registration Statement to incorporate the various contracts executed in connection with the warrant transaction.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

September 30, 2008

11. The selling shareholder table on page four of the prospectus lists in the “Shares Beneficially Owned Before Offering” column: (1) 5,096,460 for D.E. Shaw Laminar Acquisition Holdings 3, L.L.C., and (2) 105,493 for Michael J. Wagner. We note that the D.E. Shaw Schedule 13D/A filed on July 16, 2008 reflects that, excluding the Laminar warrant, D.E. Shaw affiliates owned 15,289,378 shares. We also note that you have filed no Form 4s reporting dispositions by Mr. Warner since the filing of your proxy on May 30, 2008, which disclosed that Mr. Wagner beneficially owned 590,384 shares of common stock. Although some of the shares owned by D.E. Shaw affiliates and Mr. Wagner may have been registered under another registration statement, the amount in this column should reflect the total number of shares owned by D.E. Shaw affiliates and Mr. Wagner prior to this offering. To avoid confusion, if some of the shares owned prior to the offering are registered under another registration statement, please provide appropriate footnote disclosure; we note your indication in footnote (3) that you have excluded 15,289,378 shares held by Laminar Acquisition but the reason for the exclusion is not discussed.

We have revised the Registration Statement to address the Staff’s comments.

Where You Can Find Additional Information, page 6

12. We note that you disclose your investor relations website, investor.theparentcompany.com, in your most recent 10-K filed with us on May 1, 2008. You are encouraged to provide your website in the registration statement. See Item 12(c)(2)(ii) of Form S-3.

We have revised the Registration Statement to include this information.

13. Please also update this section to incorporate your recently-filed Form 10-Q for the quarter ended August 2, 2008.

We have revised the Registration Statement to include this information.

Exhibit Index Page

14. Please file as exhibits or incorporate by reference to your registration statement all documents defining the rights of holders of the securities being registered, such as the warrant agreements and any registration rights agreements. Refer to Item 601(b)(4) of Regulation S-K.

We do not view the Investment Agreement, warrant agreements and registration rights agreement, as negotiated between the parties in connection with the warrant transaction, as “instruments” within the meaning of Item 601(b)(4) of Regulation S-K. However, we have revised the Registration Statement to incorporate these agreements under exhibits 99.1 through 99.5.

Exhibit 5 Opinion

15. Counsel should revise its opinion to separately opine as to (1) the shares of common stock that have been issued and currently are outstanding and (2) the shares of common stock issuable upon the exercise of outstanding warrants. The revised opinion also should make clear that the registration statement relates to the resale of securities by selling shareholders.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

September 30, 2008

We have revised the legal opinion accordingly.

We appreciate the Staff’s efforts to provide us with comments on the Registration Statement. Please feel free to contact me at 303-592-3144 if you have questions.

Sincerely,

/s/ Thomas R. Stephens

cc:	Michael Wagner
Barry Hollingsworth

Annex I

Securities Transactions

Description of Transaction	Loan Facility from Laminar Capital		Merger of eToys Direct and BabyUniverse	Certain affiliates of Laminar Acquisition’s investment in eToys Direct, Inc. preferred stock*		Certain affiliates of Laminar Acquisition’s investment in eToys Direct, Inc. preferred stock*		Certain affiliates of Laminar Acquisition’s investment in eToys Direct, Inc. preferred stock*		Certain affiliates of Laminar Acquisition’s investment in eToys Direct, Inc. preferred stock*
The date of the transaction;	July 10, 2008		October 12, 2007	June 10, 2005		August 10, 2004		June 2, 2004		May 10, 2004
The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;	24,241,689		6,790,905	2,612,758		2,529,042		1,632,450		0
The number of shares of the class of securities subject to the transaction that, were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;	5,620,291		4,720,380	0		0		0		0
The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;	3,270,009		16,255,698	751,098		83,715		896,592		1,632,450
The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;	36.78%		77.50%	N/A (all shares prior to the transaction held by certain affiliates of Laminar Acquisition		N/A (all shares prior to the transaction held by certain affiliates of Laminar Acquisition		N/A (all shares prior to the transaction held by certain affiliates of Laminar Acquisition		N/A (initial issuance)
The market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and	$1.635		$12.00	*	*	*	*	*	*	*	*
The current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).	$1.035		$1.035	N/A (preferred was converted into common stock in 2007)		N/A (preferred was converted into common stock in 2007)		N/A (preferred was converted into common stock in 2007)		N/A (preferred was converted into common stock in 2007)

Description of Transaction	Certain affiliates of Laminar Acquisition’s investment in shares of eToys Direct, Inc. common stock*		Wyndcrest conversion of convertible note of BabyUniverse*	Wyndcrest investment in convertible note of BabyUniverse*		Wyndcrest conversion of preferred stock into BabyUniverse common stock*		Wyndcrest investment in preferred stock of BabyUniverse*		Initial Wyndcrest investment in BabyUniverse*
The date of the transaction;	May 10, 2004		December 31, 2003	October, 2002		2001		January, 2001		December, 1999
The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;	0		190,963	0		190,963		0		235,298
The number of shares of the class of securities subject to the transaction that, were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;	0		157,349	0		157,349		0		235,298
The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;	3,861,373		1,214,893	N/A (note issuance)		562,184		2,237,658		33,614
The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;	N/A (initial issuance)		88.53%	N/A (initial issuance)		78.13%		N/A (initial issuance)		12.50%
The market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and	*	*	* *	*	*	*	*	*	*	*	*
The current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).	$1.035		$1.035	N/A (note was converted in 2003)		$1.035		N/A (preferred was converted into common stock in 2001)		$1.035

*	Share numbers have been adjusted to reflect current common stock equivalents for The Parent Company (merger ratio was approximately 0.418577 BabyUniverse share for each eToys Direct share.

**	Because the issuer was a private company at the time, no market value exists. The transaction was effected at prices that the issuer believed represented market value.